August 16, 2005

VIA EDGAR
David R. Humphrey, Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:    Covenant Transport, Inc. (the "Company")
          Commission File No. 0-24960
          Form 10-K: For the year ended December 31, 2004 ("Form 10-K")

Dear Mr. Humphrey:

This letter responds to the Staff's comments to the Company's Form 10-K, as set forth in the Staff's supplemental letter dated August 3, 2005. For your convenience, the headings and paragraph numbers in this letter correspond to the headings and paragraph numbers in the Staff's supplemental letter.

Form 10-K: For the year ended December 31, 2004

Nature of Business, page 44

1. Question:

We understand, from your response to comment 4 of our letter, that the transportation services do not constitute reportable operating segments under SFAS 131. However, your two operating subsidiaries do appear to constitute reportable operating segments and you state that you are able to analyze operating results on a subsidiary basis. If our understanding is correct, please provide additional support for your conclusion that the two operating segments should be aggregated. You state that two or more operating segments may be aggregated if the segments have similar operating characteristics and are similar in each of five areas. However, paragraph 17 also requires that “aggregation be consistent with the objectives and basic principles of the statement.” That is, you may aggregate if presenting the information separately will not provide much useful information to investors. If the information is prepared and made available to management for the purpose of analyzing operating results and key performance indicators, it would appear that a separate presentation would provide useful information to a user of financial statements as well. Please revise or advise. In addition, your response should provide numerical support for your determination that the segments have “similar economic characteristics.” We may have additional comments upon review of your response.

David R. Humphrey, Branch Chief
August 16, 2005

Answer:

Within the Company, we have two operating subsidiaries - Covenant Transport ("Covenant Transport"), which generated 88% of our revenue in 2004, and Southern Refrigerated Transport ("SRT"), which generated 12% of our revenue in 2004. The Company acquired all of the outstanding stock of SRT in October 1998. SRT was originally maintained as a separate subsidiary because of an ongoing IRS audit involving the former owner of SRT. There is no operationally necessary reason for maintaining a separate subsidiary. It is administratively easier and less expensive to leave the subsidiary in place rather than amend contracts, replace licenses, and take other actions that would be required if the SRT subsidiary were to be dissolved or merged.

We do not believe that reporting SRT and Covenant Transport as two separate segments would be meaningful to investors for the following reasons:

•
Comparing the separate financial statements of Covenant Transport and SRT would be misleading to investors because the costs of administrative functions performed by Covenant Transport for the corporate group are not allocated to SRT, thus distorting SRT's stand-alone profitability.

•	Each of Covenant Transport and SRT operates temperature-controlled trailers, which means the subsidiaries do not have distinctly divided operations.

•
Each of Covenant Transport and SRT generates revenue and incurs expenses in substantially the same manner and has similar cash flow and capital expenditure characteristics, reducing the usefulness of separate disclosures.

•
While the separate information is available, upon request, our board of directors does not in fact review the separate information as part of its board materials, nor has the board made any capital allocation decisions based on the separate financial statements (at least in part because the SRT financial statements do not contain all administrative expenses and are thus not reliable).

Additional information follows.

1.
Administrative expenses are not allocated. Covenant Transport provides a substantial portion of the administration functions for SRT, and the costs of such functions are not allocated to SRT. These costs include risk management, safety, finance, tax planning, executive management, and equipment purchases and dispositions. Such costs for the entire corporate group are recorded in Covenant Transport's financial statements and not in SRT's financial statements. Accordingly, any comparison would be misleading in that Covenant Transport's expenses would be overstated and SRT's expenses would be understated.

David R. Humphrey, Branch Chief
August 16, 2005

2.
SRT provides services that are substantially identical to services provided within Covenant Transport's temperature-controlled division. Covenant Transport's temperature-controlled division has approximately 200 tractors and SRT has approximately 400 tractors providing similar services, sharing some of the same customers, and occasionally sharing equipment. As noted in our July 20th letter, we are unable to provide discrete financial information for the various services that we provide within Covenant Transport. Accordingly, to the extent investors were interested in evaluating the differences between temperature-controlled and dry operations, the financial statement would not be useful because: (a) not all temperature-controlled operations are in SRT, and (b) the lack of expense allocation discussed above would distort the comparison regardless.

3.
Covenant Transport and SRT both generate revenue primarily through transporting truckload freight. Revenue is generated as a function of miles per tractor, average revenue per mile, percentage of non-revenue miles, and tractors without drivers. For both of Covenant Transport and SRT these factors come together in the measure "average freight revenue per tractor per week," the main measure of asset productivity for each.

For both subsidiaries, most major expenses are variable with miles traveled. Fuel, driver pay, maintenance, insurance and claims, and purchased transportation are all variable expenses. Major fixed expenses include depreciation and amortization, financing costs, and non-driver personnel and administrative costs, including the headquarters cost.

We do not believe separate disclosure would be useful because a component of the difference in financial results would be in the categories of non-driver personnel and administrative expenses, and these are not allocated. The table below contains additional information concerning our revenue and expenses.

Revenue Analysis for Year Ended 2004	Covenant Transport	SRT

Revenues	$489.6 million	$67.6 million
Average revenue per load	$1,304	$1,560
Average revenue per loaded mile	$1.403	$1.381
Average revenue per total mile	$1.276	$1.259
Average revenue per truck per week	$2,979	$3,112

Expense Analysis for Year Ended 2004 (as a percentage of total revenue)	Covenant Transport	SRT

Driver pay	22.0%	24.7%
Fuel	20.7%	25.0%
Depreciation	7.4%	7.1%
Total operating expenses	97.8%	91.3%

David R. Humphrey, Branch Chief
August 16, 2005

4.
Our Board of Directors does not use the separate financial statements for decision-making. We do not distribute separate financial statement of SRT to our board of directors nor have they used such information in making strategic or capital allocation decisions.

Based on the foregoing, we do not believe that separate presentations of SRT and Covenant Transport would help users of our financial statements to better understand our business, better assess our prospects for future net cash flows, or make more informed judgments about the Company as a whole. We believe the presentation of our operations as one segment, the transportation of goods, is appropriate and consistent with the objectives and basic principles of SFAS 131.

2. As a related matter, if operating segments have been aggregated, the filing should disclose this fact in accordance with paragraph 26a of SFAS 131.

Answer:

We agree with your comment and will make the suggested change in future filings.

OTHER COMMENTS

Pursuant to the Staff's request, the Company hereby acknowledges that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;
2.  Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
3.  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the information contained in this letter provides the desired information in response to the Staff's comments. As noted above, we do not believe any amendment of the Form 10-K is required and respectfully request that any changes in disclosure be prospective only. If you have further questions or comments regarding the above, please contact me at 423-825-3336.

Respectfully,
/s/ Joey B. Hogan
Joey B. Hogan Chief Financial Officer

c:  Joe Reid (KPMG LLP)
         Mark A. Scudder (Scudder Law Firm P.C., L.L.O.)